

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 29, 2006

Mr. Asaf Alperovitz
Chief Financial Officer
Tefron Ltd.
Ind. Center Teradyon
P.O. Box 1365
Misgav 20179
Israel

> **Re:** **Tefron Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 1-14680**

Dear Mr. Alperovitz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Controls and Procedures, page 84

(a) Disclosure Controls and Procedures, page 84

1.   We note that you state that your disclosure controls and procedures were effective
        to ensure that material information relating to the company was made known to
        your Chief Executive Officer and Chief Financial Officer by others. In future
        filings please revise to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is recorded, processed, summarized and reported, within the time periods
        specified in the Commission's rules and forms. You should also expand your
        disclosure to indicate that disclosure controls and procedures include, without
        limitation, controls and procedures designed to ensure that information required
        to be disclosed in the reports that you file or submit under the Act is accumulated
        and communicated to your management, including its principal executive and
        principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure. See
        Exchange Act Rule 13a-15(e).

(b) Internal Control Over Financial Reporting, page 85

2.   Please supplementally confirm to us that there were no changes in your internal
        control over financial reporting that occurring during the year ended December
        31, 2005. Your current disclosure references December 31, 2004. Please be
        advised that you are required to disclose any changes in internal control over
        financial reporting that occurred during the period covered by the latest annual
        report for which you are reporting.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2 – Significant Accounting Policies, page F-11

i. Revenue Recognition, page F13

3.   Please explain to us the nature of the provision you have recorded pursuant to
        SFAS 48. Specifically, tell us why you have applied the guidance in SFAS 48
        rather than EITF 01-9 to your rebates.

Report of Independent Registered Public Accounting Firm, page F-36

4.   Since your principal auditor, Kost Forer Gabbay & Kasierer, makes reference to, and places reliance on the work of other auditors for the audit of Alba Health LLC for the years ended December 31, 2005, 2004 and 2003, audit reports for each of those years is required to be filed. The independent auditor's report for Alba Heath LLC addresses only the years ended December 31, 2005 and 2004. In future filings, please include audit reports of Alba Health LLC for each period relied upon by your principal auditor. Refer to Rule 2-05 of Regulation S-X.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief